

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

December 14, 2016

Via E-Mail
David Matthews
Chief Financial Officer
Ardagh Finance Holdings S.A.
56, rue Charles Martel
L-2134 Luxembourg

> **Re: Ardagh Finance Holdings S.A.**
> **Registration Statement on Form F-1**
> **Filed November 17, 2016**
> **File No. 333-214684**

Dear Mr. Matthews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   If you plan to use a gatefold or any other graphics or photographs in your prospectus please provide them to us supplementally. We will need to review these materials and may have comments.

2.   If true, please supplementally confirm that all market and other industry data you attribute to third parties was not commissioned by you for a fee for use in the registration statement.

Prospectus Summary, Page 1

3.   Please consider highlighting and identifying only those aspects of your company that are most significant rather than repeating disclosure in later sections of the prospectus.

4.   Please ensure that the information you include in your summary is balanced. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

Summary of Consolidated Financial and Other Data of Ardagh Finance Holdings SA, page 12

5.   Your disclosures related to your presentation of Adjusted EBITDA indicate that you may use this measure as a liquidity measure in addition to a performance measure. If so, please disclose that you also use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to profit (loss).

Risk Factors, page 16

Our business may suffer if we do not retain our senior management . . ., page 29

6.   Please expand this risk factor to identify your key personnel, describe the extent to which you have employment agreements with such personnel, and discuss the extent to which departures have affected you in the past.

Use of Proceeds, page 45

7.   Please disclose that your underwriter will receive proceeds (and the amount) from this offering to repay debt owed to it.

Dividend Policy, page 49

8.   Please briefly describe any material contractual restrictions on your ability to pay dividends and whether any of these restrictions currently impact your intent to pay dividends to shareholders.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

9.   In a note to the pro forma financial information, please clearly disclose how you are arriving at the number of basic and diluted weighted average shares to use in computing your pro forma earnings per share amounts, including the number of shares being included for the conversion of the related party note disclosed in note (1) on page 56. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

10.   Please ensure that you consider the guidance of SAB Topic 1:B.3 in terms of any planned distributions as well as given the €270 million dividend paid during the nine months ended September 30, 2016 exceeded earnings.

11.   We note that you intend to use the net proceeds from the sale of Class A common shares in this offering to reduce outstanding indebtedness. Please ensure that you appropriately reflect this planned repayment in your pro forma financial information.

12.   In a similar manner to your disclosures related to the Ball Carve-Out Businesses, please clarify how you determined the amounts to eliminate as part of adjustment (a) on page 58 to reflect the elimination of revenue, cost of sales and margin on lines not part of the business acquired. Please help us understand why there would not be additional expenses aside from cost of sales attributable to these lines which would also need to be eliminated.

13.   Please clarify in your disclosures why there would not be a tax impact of the acquisition adjustments presented on page 57 related to the Ball Carve-Out Businesses.

14.   Please show the calculations used to arrive at your adjustment amounts, including adjustments to depreciation and amortization expenses and interest expense, in the notes to the pro forma financial information. For example, you should show in your notes to adjustment 4 how you are arriving at the amount of additional depreciation and amortization expense. Specifically, you should show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.

15.   In adjustment 8 on page 59 you are eliminating exceptional net finance expense comprising of the write-off of unamortized deferred financing costs and redemption premium incurred in connection with the refinancing of the €475 million and $920 million Senior Notes. In adjustment 10 on page 60, you are not eliminating the exceptional net finance expenses related to the unamortized deferred financing costs and redemption premium related to the redemption of the $710 million and €250 million Senior PIK notes. Please explain why there is inconsistent treatment in the treatment of these amounts.

16.   Please disclose why the amounts reflected on page 56 for Ball Combined Financials for the six months ended June 30, 2016 do not agree to the amounts reflected on page F-130.

Management's Discussion and Analysis of Financial Condition . . ., page 65

17.   Please expand your disclosures of income tax expense to discuss the changes in the
        effective tax rate from period to period and correspondingly the significant factors that
        impacted the rate from period to period. Please quantify the material factors disclosed as
        well as whether the material factors impacting the effective tax rate are expected to have
        a continuing impact. Please specifically disclose whether you are aware of any reasons
        why the effective tax rate in the historical financial statements may not be indicative of
        your expected effective tax rate in future periods. Please also discuss your gross profit
        percentage from period to period and the corresponding significant factors impacting the
        percentage from period to period. Please refer to Item 5A of the Form 20-F.

Liquidity and Capital Resources, page 78

18.   Please clearly disclose whether you were in compliance with your debt covenants.

Intellectual Property and Innovation, Development and Engineering, page 103

19.   Please disclose the amount spent during each of the last three financial years on
        company-sponsored research and development activities. See Item 4 of Form F-1 and
        Item 5.C of Form 20-F. We note the disclosure on page F-107 of the financial
        statements.

Employees, page 106

20.   Please disclose whether you have ever experienced strikes or work stoppages. We note
        the risk factor on page 28.

Shares Eligible for Future Sale, page 143

21.   Please disclose the circumstances under which your parent could cause you to exchange
        Class B or Class A common shares with its parent company or ultimate beneficial
        owners.

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies

Adoption of IFRS, page F-9

22.   Given that financial statements were available on the Ardagh Group website for other Ardagh entities which appear to be your parent entities, please disclose whether there was any significant impact to your financial position, financial performance and cash flows upon reporting under IFRS as issued by the IASB from IFRS as adopted by the EU. Refer to IFRS 1.23.

Note 14. Employee Benefit Obligations, page F-49

23.   Given the different countries in which plans are held, please tell us how you determined that disaggregated disclosures did not need to be provided pursuant to IAS 19.138.

Note 27. Events After the Reporting Period, page F-72

24.   Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to IAS 10.17.

Financial Statements for the Period Ended September 30, 2016

General

25.   We note that you recorded a pension service credit of €21 million during the nine months ended September 30, 2016. Please provide a description of the events that led to the recording of this credit pursuant to IAS 19.139(c).

Note 3. Intangible Assets and Property, Plant and Equipment, page F-84

26.   Given that intangible assets represent approximately 37% of your total assets at September 30, 2016, please provide all of the disclosures required by IAS 38.118 on a disaggregated basis by class. Your disclosures should include the useful lives and methods used to amortize intangible assets.

Note 15. Business Combinations, page F-92

27.   Pursuant to IFRS 3.B64, please provide the following disclosures:
   • Disclosures regarding acquired receivables ;
   • The total amount of goodwill that is expected to be deductible for tax purposes; and
   • The amount of revenue and profit or loss of the acquirees recorded since the acquisition date.

Financial Statements for Certain Metal Beverage Packaging Operations of Ball Corporation,

General

28.   Please provide robust disclosure regarding how the financial statements were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS 8.10.b. Please ensure your disclosures address the following:

- Please better clarify in your disclosures how it was determined which metal packaging operations should be included in the carve-out financial statements including if it is all of the metal packaging operations in certain countries;
- Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management´s estimates of what the expenses would have been on a stand-alone basis, if practicable;
- Please specifically disclose the allocation method used for each material type of cost allocated. The disclosures indicate that costs were allocated based on revenues, metal weight, direct time, square footage, or headcount; however, it is not clear what specific allocation method was used for each significant cost; and
- Please expand your disclosures to provide an analysis of the intercompany accounts with Ball Corporation.

Financial Statements for Certain Beverage Can Operations of Rexam PLC

General

29.   Please provide robust disclosure regarding how the financial statements were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS 8.10.b. Please ensure your disclosures address the following:

- Please better clarify in your disclosures how you determined which beverage can operations should be included in the carve-out financial statements, including if it is all of the beverage can operations in certain countries;
- Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management´s estimates of what the expenses would have been on a stand-alone basis, if practicable;
- Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenue, headcount and IT users; however, it is not clear what specific allocation method was used for each significant cost; and
- Please expand your disclosures to provide an analysis of intercompany accounts with Rexam PLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Richard Alsop
        Shearman & Sterling LLP